Exhibit 99.1

TO: All Members of the ADT Inc. Insider Trading Window Group

As you know, your current trading window for ADT securities is scheduled to close at 4:00 p.m. eastern time on Thursday, September 15, 2022.

As announced by the Company on Tuesday, September 6, 2022, the Company anticipates launching an offer to purchase shares of its common stock (referred to as a tender offer) in coming days. A copy of that announcement is attached. It is anticipated that the tender offer will be completed during your upcoming closed trading window and, as a result, you will not be able to participate in the tender offer. This does not, however, limit your ability to sell shares that are not otherwise restricted in the current open window, until 4:00 p.m. eastern time on Thursday, September 15th.

A copy of the Company’s insider trading policy is attached. If you have any questions regarding this message or ADT’s insider trading policy, please feel free to contact me or Rich Mattessich.

Thank you.